UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Form 6-K/A amends and restates in its entirety the Form 6-K filed on November 15, 2005 with the Securities and Exchange Commission relating to the agreement for the purchase of shares of Neo-Cyon, Inc. entered into by the registrant.

Gravity Enters Into Agreement for Acquisition of
Shares of Neo-Cyon, Inc., a Mobile Multimedia Contents Provider

GRAVITY Co., Ltd. (“Gravity” – Nasdaq: GRVY), Seoul, Korea, November 16, 2005.

Gravity announced today that it entered into an agreement with certain shareholders of Neo-Cyon, Inc. (“Neo-Cyon”) on November 15, 2005 to purchase shares of Neo-Cyon held by such shareholders, which upon closing of the transaction will result in Gravity holding a majority stake in Neo-Cyon.
Neo-Cyon, a Korean company, provides mobile multimedia contents services to LG
Electronics Inc., one of the largest manufacturers of mobile phones in the world.  Upon closing of the purchase of the shares, Gravity will acquire control over the management of Neo-Cyon and will be in a position to appoint the majority of the board of directors of Neo-Cyon.  The purchase price of the shares is approximately KRW 6.2 billion and the transaction is expected to close on or about November 24, 2005.  Gravity announced that the purpose of the transaction is to enhance its efforts in the mobile multimedia contents business.

Since its inception in 2000, Neo-Cyon has built and serviced mobile multimedia contents service systems, including mobile games, sound and graphics, in a number of countries including in particular, Korea and Russia.  Neo-Cyon was the first online games services provider to publish an online game in Russia.
The current intent is for Neo-Cyon to, upon completion of open beta testing in the Russian market, begin commercial servicing of Ragnarok Online.

Through Neo-Cyon, the management of Gravity believes that it may gain additional momentum in its efforts to strengthen its global game publishing network.  Moreover, by pursuing game publishing in Russia, the management of
Gravity expects to further exploit potential opportunities outside of Asia, where the competition for acquiring and retaining users of online games is intense, and geographically diversify its revenue source.

Mr. Il Young Ryu, the Chief Executive Officer of Gravity, stated, “This transaction represents a step to implement Gravity’s strategy of strengthening global publishing capability.  In the online games market, where the first mover advantage is important, this transaction represents the first step for
Gravity for establishing a stronger foothold during the initial stages of development of a potentially important market, such as Russia.”  Mr. Ryu added, “With Gravity’s current cash balances and close ties with various licensing partners, Gravity hopes to build a stronger global network for distribution of its online games.  Moreover, in order to meet the needs of the users of mobile multimedia contents, Gravity will seek to simultaneously introduce both online and mobile versions of games and thereby to strengthen its market position in not only the online games market but also the mobile games market.”

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games. The
Company's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 20 markets.  For more information visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the
“safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act
of 1995.  Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words.  These forward-looking statements are based on our current assumptions, expectations and projections about future events.  All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; our ability to issue the Financial Statements on a restated basis, if needed, and our ability to complete the Investigation on a timely basis;
and economic and political conditions globally.  Investors should consider the information contained in our submissions and filings with the United States
Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may furnish to or file with the SEC from time to time, including on Form 6-K.  The forward-looking statements speak only as of the date of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

# # #

CONTACT FOR GRAVITY:
John C. Chung
GRAVITY Co. Ltd.
Tel: +82-2-3485-1002
chchung@gravity.co.kr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 11/15/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer